

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68835

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEAKSTONE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 WEST VAN BUREN STREET, SUITE 1460
(No. and Street)

CHICAGO	IL	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN SLEIGH (312) 204-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Suite 2-1680	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, STEPHEN SLEIGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAKSTONE SECURITIES, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JEREMY MARTIN STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

Expiry: 03/08/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Peakstone Securities, LLC

**Financial Statements
With Report of Independent
Registered Public Accounting
Firm**

For the Year Ended December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Peakstone Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Peakstone Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

February 25, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Peakstone Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	44,377
Prepaid expenses and deposits		12,383
Total Assets	$	56,760

Liabilities and Members' Equity

Liabilities		
Accounts payable	$	3,695
Due to affiliate		9,383
Total Liabilities		13,078
Members' equity		43,682
Total Liabilities and Members' Equity	$	56,760

Peakstone Securities, LLC
Statement of Operations
For the Year ended December 31, 2020

Revenues		
Investment banking	$	669,161
Other		2,500
Total Revenues		671,661
Expenses		
Commissions		185,845
Professional fees		44,121
Occupancy		9,663
Technology and communications		9,788
Other		33,757
Total Expenses		283,174
Net Income	$	388,487

See Accompanying Notes

Peakstone Securities, LLC
Statement of Changes in Members' Equity
For the Year ended December 31, 2020

		Total
Balance, December 31, 2019	$	30,195
Members' contributions		45,000
Members' distributions		(420,000)
Net income		388,487
Balance, December 31, 2020	$	43,682

Peakstone Securities, LLC
Statement of Cash Flows
For the Year ended December 31, 2020

Cash flows from operating activities:		
Net income	$	388,487
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in prepaid expenses and deposits		(1,793)
Change in accounts payable		1,283
Change in due to affiliate		2,430
Net cash provided by operating activities:		390,407
Cash flows from financing activities:		
Members' contributions		45,000
Members' distributions		(420,000)
Net cash used by financing activities:		(375,000)
Net increase in cash:		15,407
Cash - December 31, 2019		28,970
Cash - December 31, 2020	$	44,377

See Accompanying Notes

6

Note (1)   **Summary of Significant Accounting Policies**

A. Nature of Operations

Peakstone Securities, LLC (the "Company") is an Illinois limited liability company established on February 17, 2011, and is a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company, the members' liability is limited to their investment. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulation Authority (FINRA) and the securities commissions of appropriate states. The Company received approval to operate as a licensed broker-dealer on March 2, 2012.

B. Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

C. Cash

The Company maintains its bank account in a high credit quality financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Revenue Recognition

Revenue from Contracts with Customers

Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is complete ("success fees"). The Company has evaluated its nonrefundable retainer fees to ensure they related to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases that would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, such retainer revenue would be reflected as deferred revenues on the Statement of Financial Condition.

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer. The amount of retainer fees recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction, or formal terminal of the engagement, was approximately $46,750 which is included in Investment Banking revenue in the accompanying Statement of Operations.

Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction).

Note (1)   Summary of Significant Accounting Policies - Continued

E. Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to income taxes. Instead, Members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no   provision for income tax has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.   The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company is subject to the Illinois 1.5% replacement tax on income. This tax is reflected in other expenses in the accompanying statement of operations.

F. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

G. Date of Management's Review

Subsequent events were evaluated through the date the financial statements were issued.

Note (2)   Net Capital Requirement

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2020, the Company had net capital of $31,299 which was $26,299 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 41.78%.

Note (3)   Related Party Transactions

The Company has entered into an expense sharing arrangement with The Peakstone Group, LLC, an affiliated entity, for occupancy and certain general and administrative expenses provided to the Company. The Company's share of expenses is calculated based on estimated usage. Allocated expenses under the agreement amounted to approximately $26,066 for the year ended December 31, 2020. The balance due to affiliate of $9,383 on the accompanying statement of financial condition arose from this agreement. Amounts due to affiliate are not interest bearing and have no specified due date.

Financial position and results of operations could differ if this arrangement did not exist.

Note (4)   Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

Note (5)   Concentration

All investment banking revenues earned in 2020 were from two customers.

Note (6)   Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Peakstone Securities, LLC
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2020

Total members' equity	$	43,682
Deductions and/or charges		
Prepaid expenses and deposits		12,383
Total deductions and/or charges		12,383
Net capital before haircuts		31,299
Less haircuts		-
Net capital	$	31,299
Minimum net capital requirement		5,000
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		
Excess net capital	$	26,299
Aggregate indebtedness		
Accounts payable		3,695
Due to affiliate		9,383
Total aggregate indebtedness	$	13,078
Percentage of aggregate indebtedness to net capital		41.78%

Note: Reconciliation with Company's computation of net capital included
in Part IIA of Form X-17A-5 as of December 31, 2020.

There is no significant difference between net capital in the FOCUS Part
IIA form and the computation above.

Peakstone Securities, LLC

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

PEAKSTONE

Peakstone Securities, LLC

550 W Van Buren St., Suite 1460, Chicago, IL 60607

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

February 12, 2021

Rubio CPA, PC
2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, Georgia 30339

We, as members of management of Peakstone Securities, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staffs FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving mergers and acquisitions activity throughout the year ended December 31, 2020 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Signed: _____

Name: Stephen Sleigh

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Peakstone Securities, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Peakstone Securities, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Peakstone Securities, LLC stated that Peakstone Securities, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Peakstone Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Peakstone Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 25, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Peakstone Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Peakstone Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Peakstone Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Peakstone Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Peakstone Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Peakstone Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2021
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/20

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068835
PEAKSTONE SECURITIES, LLC
550 West Van Buren Street
Suite 1460
Chicago, IL 60607

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

2. A. General Assessment (item 2e from page 2) $1,004

B. Less payment made with SIPC-6 filed (**exclude interest**) (0)

______ Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,004

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $1,004

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $1,004

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PEAKSTONE SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of February, 2021.

Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning _1/1/20_ and ending _12/31/20_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 671,661

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

dollar for dollar out of pocket reimbursed expenses 2,500

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) 0

Total deductions 2,500

2d. SIPC Net Operating Revenues $ 669,161

2e. General Assessment @ .0015 $ 1,004

(to page 1, line 2.A.)

2